April 4, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:	Terence O’Brien, Accounting Branch Chief
Tracey House, Staff Accountant
Al Pavot, Staff Accountant

	Re:	The Charles Schwab Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on February 26, 2007
File No. 1-9700

Ladies and Gentlemen:

We have set forth below the responses of The Charles Schwab Corporation (the Company) to the Comments detailed in the letter from Mr. Terence O’Brien to Mr. Charles R. Schwab dated March 21, 2007 with respect to the above referenced periodic report and documents incorporated therein.

With regard to comment numbers 2 through 6 and 9 through 13, we appreciate the Staff’s recommendations for improved financial disclosures and will comply as suggested in our future periodic report filings. Our response to the remaining comments, as well as further elaboration on comment numbers 9 through 12, is included below, along with the requested additional information.

Results of Operations, page 17

1.	In future filings, please include a complete discussion and analysis of all material line items impacting income from continuing operations using a year-to-year comparison format as suggested by Instruction 1 to Item 303(A) of Regulation S-K. Otherwise, tell us how you determined it was more appropriate to present your discussion and analysis of each of the material line items impacting income from continuing operations on an overall three-year format as currently presented.

Response: The Company uses a multi-year approach to facilitate the reader’s understanding of the three-year period covered by the financial statements. This multi-year approach incorporates a cohesive narrative of three years of data and addresses the change in all material line items impacting income from continuing operations for each year-to-year change as disclosed on pages 17 through 24. This multi-year presentation enhances the reader’s understanding by eliminating the many redundancies of dual year-to-year presentations, and highlights where the underlying cause for changes in financial performance may be the same over the multi-year period. We believe the multi-year presentation is consistent with the instruction to Item 303(A), which states, “Generally, the discussion shall cover the three year period covered by the financial statements and shall use year-to-year comparisons or any other formats that in the registrant’s judgment enhance a reader’s understanding.”

Securities and Exchange Commission

April 4, 2007

Critical Accounting Estimates, page 33

7.	In future filings, please revise your stock-based compensation discussion to provide a sensitivity analysis of the material assumptions used to estimate the fair value of the awards. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response: The Company believes that its current stock-based compensation discussion is appropriate. In 2006, the Company recorded stock option expense of $16 million pre tax. Changes in the material assumptions used to estimate the fair value of the awards would not have a material impact on the Company’s results of operations. Therefore, we do not believe a sensitivity analysis would provide material information for investors. Pursuant to Section 501.14 of the Financial Reporting Codification, “Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.”

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 37

8.	Please substantively revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of your market risks. In this regard, it does not appear that you have included a discussion of fluctuations in fair value of the investments that you hold an interest in. For all of your market risks, ensure you sufficiently describe how you manage each of the risks. In addition, include quantitative disclosures using one of the three prescribed methods. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

Response: We believe that the Company has complied with the disclosure requirements pursuant to Regulation S-K, Item 305, as follows:

•

The Company is exposed to interest rate risk primarily from changes in the interest rates on its interest-earning assets (mainly margin loans to clients, investments, loans to banking clients, mortgage-backed securities, and other fixed-rate investments) and its funding sources (including brokerage client cash balances, banking deposits, proceeds from stock-lending activities, and long-term debt) which finance these assets.

•

For the Company’s market risk related to its interest rate risk, it has disclosed a sensitivity analysis, referred to as a net interest revenue simulation model, in accordance with one of the three prescribed disclosure alternatives (i.e., sensitivity analysis disclosure per Regulation S-K, Item 305(a)(ii)(A)). Information regarding the Company’s interest-sensitive assets and liabilities is presented in the net interest revenue simulation model (see page 38 of the Form 10-K). The disclosure presents both the potential for gain or loss on future net interest revenue expressed as a percentage change and a description of the model, assumptions, and parameters.

•	The Company has market risk as a result of fluctuations in equity prices, and currency exchange rates. However, the Company’s exposure to equity price and currency exchange rates is not material.
•

The Company’s market risk related to financial instruments held for trading, financial instruments held for purposes other than trading, interest rate swaps related to a portion of its fixed interest rate medium-term notes, and forward sale and interest rate lock commitments related to its loans held for sale portfolio is not material. Therefore, a discussion of fluctuations in fair value of the investments that we hold an interest in is not disclosed in one of the three prescribed disclosure alternatives.

•	We believe that the Company has sufficiently described how it manages each of its market risks as disclosed in Item 7A. on page 37:
•	“To mitigate the risk of loss, the Company has established policies and procedures which include setting guidelines on the amount of net interest

Securities and Exchange Commission

April 4, 2007

revenue at risk, and by monitoring the net interest margin and average maturity of its interest-earning assets and funding sources. The Company also has the ability to adjust the rates paid on certain brokerage client cash balances and certain banking deposits and the rates charged on margin loans. The Company’s exposure to equity price and currency exchange risks is not material.”

Significant Accounting Policies, page 44

9.	We note that you have included your revenue recognition policy for your commission and principal transaction revenues; however, we note the following revenue generating categories from your disclosures within the business section, MD&A, and the segment footnote: (a) asset management fees; (b) administration fees; (c) investment management and advisory services; and (d) interest from your margin loans and loans to banking clients, for which you have not provided the related revenue recognition policies. Please tell us the disclosure you intend to include in your next periodic filing and future Forms 10-K for all of your material revenue generating activities; otherwise, tell us why you do not believe such disclosure is required. The disclosure you include in future filings should clearly describe the activity generating revenue; how you are accounting for the activity; and the authoritative literature that supports your accounting. Finally, your disclosures in the business section regarding your activities and your revised revenue recognition accounting policy footnote should be easily comparable.

Response: The following is the form of disclosure we intend to include in the next periodic filing and future Forms 10-K for material revenue generating activities in the significant accounting policies note.

Securities transactions: Trading revenue includes commission revenues and principal transactions. Clients’ securities transactions are recorded on the date that they settle, while the related commission revenues and expenses are recorded on the date that the trade occurs. Principal transaction revenues are recorded on the date that the trade occurs.

Asset management and administration fees: Asset management and administration fees, which include mutual fund service fees and fees for other asset-based financial services provided to individual and institutional clients, are recognized as revenue over the period that the related service is provided, based upon average net asset balances. The Company earns mutual fund service fees for transfer agent services, shareholder services, administration, and investment management provided to its proprietary funds, and recordkeeping and shareholder services provided to third-party funds. Mutual fund service fees are based upon the daily balances of client assets invested in third-party funds and the Company’s proprietary funds. These daily asset balances are based primarily upon quoted market prices. The Company also earns asset management fees for advisory and managed account services, which are based on the daily balances of client assets subject to the specific fee for service.

Interest revenue: Interest revenue represents interest earned on certain assets, which include margin loans to brokerage clients, investments of segregated client cash balances, loans to banking clients, and securities available for sale. Interest revenue is recognized in the period earned based upon the average outstanding asset balances and the respective interest rates.

Securities and Exchange Commission

April 4, 2007

10.	Based on your disclosures in MD&A, we note that asset management fees and administrative fees are based on the fair value of proprietary and third-party mutual funds and client assets. Please tell us what consideration you have given to including disclosure with regard to how the fair value of these funds and client assets are estimated. In this regard, given the significance of your asset management fees, we assume that changes in the underlying fair value of the funds and client assets you manage could materially impact your results of operation. Please include such disclosure in future filings and provide us with the disclosure you intend to include.

Response: In future periodic report filings, the Company will disclose in its MD&A the following regarding the estimate of fair value and the impact of potential changes in fair value of client assets.

“Asset management and administration fees include mutual fund service fees, as well as fees for other asset-based financial services provided to individual and institutional clients. The Company earns mutual fund service fees for transfer agent services, shareholder services, administration, and investment management provided to its proprietary funds, and recordkeeping and shareholder services provided to third-party funds. These fees are based upon the daily balances of client assets invested in third-party funds and the Company’s proprietary funds. The Company also earns asset management fees for advisory and managed account services, which are based on the daily balances of client assets subject to the specific fee for service. The fair values of client assets, which include proprietary and third-party mutual funds, are primarily based on quoted market prices. Asset management and administration fees will vary with changes in the fair values of client assets due to market fluctuations.”

The fair value of virtually all of the daily balances of client assets invested in third-party funds is determined daily primarily based on quoted-market prices. The remaining balances (approximately 2%) are valued based on a third-party pricing service, which obtains either a non-quoted price, subscription price, or another third-party valuation. The fair value of the net assets of the Company’s proprietary funds is determined daily primarily based on quoted market prices as detailed in our response to comment number 12 below.

Securities Owned, page 45

11.	We note that you estimate the fair value of securities available for sale using quoted market prices and third-party pricing services. Please tell us and disclose in future filings either in your footnotes or in critical accounting estimates disclosures, the percentage of your securities available for sale with fair values using quoted market prices versus third-party pricing services. In addition, please tell us and clarify in future filings the nature of the third-party pricing services used to estimate fair value. If the fair value of assets using these services is determined using a model, please include disclosure in your critical accounting estimates section of MD&A to fully describe each of the models used and the sensitivity of the assumptions used in these models. Such disclosure will give investors a basis to understand the risk associated with securities that do not have quoted market prices. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response: In future periodic report filings, the Company will disclose the following regarding the source of the fair value of its securities available for sale and indicate whether the fair value is based on a quoted market price or a model.

“The Company records securities available for sale at fair value based on quoted market prices, where available (15% of total securities available for sale). Mortgage-backed securities do not have a readily available quoted market price and are valued by a third-party pricing service using a discounted cash flow model with expected cash flows and

Securities and Exchange Commission

April 4, 2007

yield assumption inputs (84% of total securities available for sale). Long-term certificates of deposit are recorded at par, which approximates fair value as determined by the Company (1% of total securities available for sale).”

More specifically, the Company obtains independent third-party valuations from FT Interactive Data (FTI) through its custodian J.P. Morgan to record its securities available for sale portfolio at fair value. FTI is one of the most widely used third-party pricing services for financial institutions.

12.	In regard to your ownership interest in Schwab Funds money market funds, fixed income, equity, and other securities, and equity and bond mutual funds that you record at estimated fair value, please disclose your method and significant assumptions used to estimate the fair value of these instruments in future filings. Refer to paragraphs 10 – 11 of SFAS 107 for guidance. If more than one method is used to estimate fair value, please tell us and disclose in future filings what percentage of these assets each of these methods are used to estimate fair value.

Response: In future periodic report filings, the Company will disclose the following regarding the source of the fair value of its Schwab Funds money market funds, fixed income, equity, and other securities, and equity and bond mutual funds and indicate whether the fair value is based on a quoted market price or a model.

“The fair values of the Company’s Schwab Funds money market funds, fixed income, equity, and other securities, and equity and bond mutual funds are primarily based on quoted-market prices.”

More specifically, the sources for the fair values are as follows:

•	Proprietary money market, equity, and bond funds – quoted market prices (i.e., the net asset value (NAV) for each mutual fund);
•	Equities – quoted market prices;
•

Fixed income – taxable corporate and government debt – Reuter’s third-party pricing service; certificates of deposit – FT Interactive third-party pricing service; and municipal debt – Standard & Poor’s third-party pricing service; and

•	Commercial Paper – fair value equal to par value.

Commitments and Contingent Liabilities, page 65

Legal Contingencies, page 67

14.	We note your disclosure, “management believes that the resolution of matters currently pending, including those described below, will not have a material adverse impact on the financial condition or cash flows of the Company, but could be material to the Company’s operating results for a particular future period, depending on the results for that period.” You also provide a brief description of the class actions against SoundView for which you agreed to indemnify UBS. Please confirm to us that the class actions against SoundView are the only pending matter that could be material to your operating results. Otherwise, please disclose any other pending matter that is reasonably possible to have a material impact to your consolidated financial statements. Refer to paragraphs 9 – 12 of SFAS 5 and SAB Topic 5:Y for the disclosure requirements.

Response: The Company believes it has strong defenses in the putative class actions against SoundView and with respect to any related indemnification claims. Nevertheless, recognizing that litigation is inherently unpredictable, the Company has noted that the

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April 4, 2007

ultimate resolution of the claims against SoundView could be material to our operating results for a particular future period, depending on results for that period. We will continue to evaluate this disclosure in future filings based on the status of the case and other factors. While predicting litigation outcomes is inherently difficult, based on current information and depending on operating results in future periods, management currently believes the SoundView matters to be the only pending matters the resolution of which could be material to a future period’s operating results.

15.	In regard to your disclosure for the SoundView class actions, please revise your disclosure in future filings to state the reasonably possible loss or range of loss or that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5 and SAB Topic 5:Y for guidance. Please also include the significant facts of the class actions, as noted from your disclosure on page 11. Specifically, please include the following:
•	The time period when the class actions were filed;
•	The nature of the allegations;
•	The number of class actions, including the number of individuals that comprise each of the actions;
•	The amount of damages alleged;
•	The stage of the actions;
•	The amount of the probable and estimable accrual, if any; and
•	The amount or range of the materially reasonably possible loss in excess of accrual, or a statement stating that such an amount or range cannot be estimated and why.

Response: In future periodic report filings, the Company will clarify its contingencies note disclosure with respect to the SoundView class actions to state the reasonably possible loss or range of loss or that such an estimate cannot be made. The legal contingencies note disclosure of the SoundView class actions in future periodic report filings will include additional information consistent with our “Legal Proceedings” disclosure on page 11 of the Form 10-K.

16.	Segment Information, page 71

We note your statement, “[t]he Company structures its operating segments according to its various types of clients and the services provided to those clients. This statement appears to imply that your reportable segments are comprised of the aggregation of multiple operating segments. If this is correct, please tell us each of the operating segments that are aggregated to arrive at your two reportable segments. Please also provide us with your comprehensive analysis of paragraph 17 of SFAS 131, which supports the aggregation of your operating segments into two reportable segments. For the similar economic characteristics criteria, please provide us with net revenue, segment income from continuing operations before taxes on income and segment income margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended December 31, 2006 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if segment income margin is decreasing for one operating segment and increasing for another). On the other hand, if your two reportable segments are also your two operating segments, please confirm to us that your designated CODM does not receive any profit information at a level below the two operating segments in any of the reports received on a regular basis.

Securities and Exchange Commission

April 4, 2007

Response: The Company considers its Management Committee (which is comprised of the CEO, CFO, President, and other executive management) as the chief operating decision maker (CODM) for the purposes of SFAS 131. On a monthly basis, the CODM receives a Key Business Indicators report, which includes financial information for the Company’s three operating segments – Schwab Investor Services (Schwab IS), Schwab Institutional (SI), and Mutual Fund Client Services (MFCS). The CODM does not receive any profit information at a level below the three operating segments in this Key Business Indicators report or in any other report received on a regular basis.

Both Schwab IS and SI meet both the revenue and contribution margin quantitative thresholds for a reportable segment. The asset quantitative threshold is not applicable, as assets are not used by the CODM for evaluating segment performance or for allocating resources to segments. MFCS does not meet either the revenue or the contribution margin quantitative thresholds for a reportable segment and is therefore included in “unallocated and other” in the Segment Information disclosure. The Company has not aggregated any operating segments.

*     *     *     *     *     *     *

Management of the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with response to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 636-5414 or Geoffrey O. Huggins, Senior Vice President — Corporate Controller, at (415) 636-3191 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Christopher V. Dodds
Christopher V. Dodds
Executive Vice President & Chief Financial Officer